[GLOBAL AXCESS CORP]

      September 8, 2005


      Mr. William Choi
      Accounting Branch Chief
      United States Securities and Exchange Commission
      450 Fifth Street, N.W.
      Washington, D.C. 20549

      RE: Letter dated August 31, 2005 on Global Axcess Corp's Form 10-KSB for the Fiscal Year Ended December 31, 2004 filed March 31, 2005 File No. 0-17874

      Dear  Mr.Choi:

      We have reviewed your letter and have made the following responses to each of your comments as numbered.

      Consolidated Statements of Income, page F-4
      ------------------------------------------

      1. We note that you recorded a gain upon cancellation of notes payable to related parties during 2003. Please explain to us in detail the circumstances resulting in the cancellation of the notes and the nature of the related party relationship. Please also tell us why the gain was recorded in income as opposed to a capital contribution. Please refer to footnote 1 of APB26. Additionally please also tell us the authoritative literature you applied in your determination that the debt extinguishment gain should be recorded as income as opposed to a capital contribution. In addition, tell us how you calculated the gain of $261, 023 reflected in your statements of income. In doing so, tell us how you determined the fair value of the new debt instrument. Please refer to EITF 96-19. Please provide us a copy of the agreement referred to in your response.

      Response.

      There were two (2) actual liability cancellations, both of which were un-secured, one for $243,981 and one for $17,042, totaling the $261,023 reflected as income. The circumstances that led to the modification of the $243,981 liability are as follows:

            A. Global Axcess Corp had recorded a liability on their books as of March 31, 2003 in an amount showing in Notes Payable Related Parties of $487,962 (part of the current and long term notes to related parties totaling $697,090). This liability was recorded based on a verbal agreement for vault cash supplied from Dr. Robert Mehlman (obligee) to Tallent & Company (obligor), a transaction that happened prior to the acquisition of Tallent & Co. by Global Axcess Corp. Global kept the liability on their books. During April 2003 Global

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
[GLOBAL AXCESS CORP]


                  Axcess Corp had requested from the obligee to cancel half of the debt outstanding at the time for the following change in the terms of the obligation;

                  a. The original liability had the terms of 5 years with interest at 7% and a balance as of 3/31/03 of $487,962.

                  b. In April 2003, Global Axcess Corp requested from the obligee that the note be changed in terms to pay the obligee upfront on principal and add value to the note with interest and length of term in exchange for cancellation of 50% of the principal.

                  c. The obligee agreed to the following terms of the new obligation in exchange for 50% cancellation of the current liability (an amount of $243,981); the obligee would receive an upfront payment towards the principal of $25,000, an interest rate of 11% and ongoing monthly interest and principal payment of $3000 for 10 years (see the attached letter of agreement for the new note).

            B. The related party relationship was determined because the note holder was a shareholder although not holding more than 5% of the Company. Global Axcess Corp recorded the liability in the Company's consolidated balance sheet as a note to related party; because Dr. Mehlman had stock of Global Axcess Corp, (albeit less than 5% of the shares outstanding at the time) and due to the significant size of the liability the Company felt that showing the relationship separately would be important to disclose. The cancellation of the note was determined to be a gain and recorded into income as opposed to a capital contribution for the following reasons:

                  a. The unsecured obligee was not given any additional equity in the Company and was not a related party with 10% or more of ownership of the Company.

                  b. For the forgiveness and cancellation of 50% for the original balance the Company re-signed a new note with a higher rate of interest, over a longer term and paid down the original note with a $25,000 cash payment.

                  c. The terms of the note had changed for both the obligee and the obligor.

                  d. Footnote 1 of APB 26 Paragraph 20 states; "20. Disposition of amounts. A difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.(1) Gains and losses should not be amortized to future periods. Footnote (1) If upon extinguishment of debt, the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges should be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions." The change in the terms of the note did not give either party unstated or stated rights other than the change in terms of the note itself and remained unsecured. The obligee is not considered a true related party since his holdings of stock are not significant with less than 5%, and has no other rights or relationship with the Company. The Footnote refers that the transaction `may be in essence capital transactions', however the opinion does suggest that there needs to be some additional rights given to the creditor of which there were none given. It is possible that the amount should be reclassified into Notes Payable out of Related Party Notes Payable.


224 Ponte Vedra Park Drive, Suite #100              Ponte Vedra Beach, FL 32082
                 info@globalaxcess.biz              www.globalalaxcess.biz
                   Phone: 904-280-3950              Fax: 904-280-2180

[GLOBAL AXCESS CORP]


                  e. We did apply APB 26 in categorizing the transaction as extinguished debt and that the extinguishment should be classified as an income gain; the issue we had was how to classify the income; either in operations or extraordinary, which, based on the discussions in SFAS 4 and FAS 145, we recorded the income as an extraordinary gain, see FAS 145 APPENDIX section, "Rescission of Statements 4 and 64

                        A4. The Board noted that at the time Statement 4 was issued, its requirement to classify all gains and losses associated with extinguishment of debt as extraordinary items was intended to be a temporary measure and that application of the criteria in Opinion 30 would seldom, if ever, require that resulting gains and losses be classified as extraordinary items. The Board noted that Statement 4 dictated the classification of gains and losses from extinguishment of debt and, thus, did not permit a conceptual consideration under the provisions of Opinion 30 of whether an extinguishment of debt is extraordinary in nature. The Board concurred that debt extinguishments are often routine, recurring transactions and concluded that classifying the associated gains and losses as extraordinary items in all cases is inconsistent with the criteria in Opinion
                        30. Furthermore, such classification may not provide the most useful information to users of financial statements.

                        A5. The Board observed that the rescission of Statement 4 would not preclude gains and losses from extinguishment of debt that meet the criteria in Opinion 30 from being classified as extraordinary items. The Board noted that Opinion 30 requires disclosures about material gains and losses associated with debt extinguishments that are unusual or infrequent in nature. Thus, applying the provisions of Opinion 30 would distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as extraordinary items. The Board concluded that the rescission of Statement 4 would improve financial reporting by eliminating a requirement to classify a normal and important part of many entities' ongoing activities to manage interest rate risk as an extraordinary item." NOTE that the transaction is not routine so therefore it is extraordinary.

                        See the attached Memo written on the entry which refers to SFAS 4 and FAS 145

                  f. EITF Issue No 96-19 which addresses the following issues:

                  "ISSUE

                  Issue No. 86-18, "Debtor's Accounting for a Modification of Debt Terms," addresses circumstances under which existing debt should be considered extinguished, resulting in recognition by the debtor of an extraordinary gain or loss. In that Issue, the Task Force reached a consensus that an exchange of a new noncallable debt instrument for an older callable debt instrument should be accounted for as an extinguishment by the


224 Ponte Vedra Park Drive, Suite #100              Ponte Vedra Beach, FL 32082
                 info@globalaxcess.biz              www.globalalaxcess.biz
                   Phone: 904-280-3950              Fax: 904-280-2180

[GLOBAL AXCESS CORP]


                  debtor. Many Task Force members agreed that substantive modifications of debt (that is, modifications to principal, interest rate, maturity, or call provisions) should be accounted for as the extinguishment of that debt and the creation of new debt, although no consensus was reached on that issue. Other Task Force members said that extinguishment accounting should be applied only to those debt instruments meeting the conditions for extinguishment under Statement 76.

                  Statement 125, which superseded Statement 76 on January 1, 1997, limits derecognition of a liability to extinguishments. It limits extinguishments to situations in which the debtor pays the creditor and is relieved of its obligation or is legally released as the primary obligor either judicially or by the creditor.

                  The issues are:

                  1. How a debtor should account for an exchange of debt instruments with substantially different terms

                  2. How a debtor should account for a substantial modification in the terms of an existing debt agreement (other than a troubled debt restructuring)

                  3. If a gain or loss is recognized from an exchange or modification, whether the gain or loss should be classified as extraordinary."

                  Implementation Guidelines

                  "The Task Force reached a consensus that transactions involving the modification or exchange of debt instruments can only result in gain or loss recognition by the debtor if the conditions for extinguishment of debt described in paragraph 16 of Statement 125 are satisfied or if the consensus in this Issue requires that accounting."

                  Paragraph 16 of Statement 125 states,

                  "16. A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

                  a. The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.


224 Ponte Vedra Park Drive, Suite #100              Ponte Vedra Beach, FL 32082
                 info@globalaxcess.biz              www.globalalaxcess.biz
                   Phone: 904-280-3950              Fax: 904-280-2180

[GLOBAL AXCESS CORP]


                  b. The debtor is legally released(5) from being the primary obligor under the liability, either judicially or by the creditor. (5.)If nonrecourse debt (such as certain mortgage loans) is assumed by a third party in conjunction with the sale of an asset that serves as sole collateral for that debt, the sale and related assumption effectively accomplish a legal release of the seller-debtor for purposes of applying this Statement."

                  In Global Axcess Corp's instance Global, debtor was legally released from being the primary obligor under the liability by the creditor.

                  "Statement 140 was issued in September 2000 and superseded Statement 125. Statement 140 does not change the guidance dealing with accounting for extinguishments of liabilities.

                  Statement 145, issued in April 2002, supersedes Statement 4. Statement 4 required that all gains and losses from extinguishment of debt be classified as extraordinary items. Statement 145 removes the extraordinary item classification requirement but does not preclude gains and losses from extinguishment of debt that meet the criteria in Opinion 30 from being classified as extraordinary items.

                  No further EITF discussion is planned."

                  See the new agreement attached.

            C. The second amount for $17,042, which was cancelled, again was where the obligor agreed to cancel 50% of the debt (totaled $34,084 on March 31, 2003 in Notes Payable), for payment in full on the remaining 50%. This obligor did not own any stock. The $17,042 was recorded as extraordinary income for the same reasons as noted above.

Notes to Consolidated Financial Statements, page F-9
---------------------------------------------------

Note 1 - Description of Business and Summary of Significant Accounting policies,
--------------------------------------------------------------------------------

Revenue Recognition, page F-9
-----------------------------

2. Please tell us the amount of revenues from surcharges, interchange fees, transaction processing fees, network management fees, sale of software and sales of other products including prepaid cellular services, phone card services, internet services and wire transfer services for each year presented. In doing so, please summarize revenues for ATM's you own and ATM's you manage. In addition, please tell us the products that you purchase from third parties and resell through your ATM network.


224 Ponte Vedra Park Drive, Suite #100              Ponte Vedra Beach, FL 32082
                 info@globalaxcess.biz              www.globalalaxcess.biz
                   Phone: 904-280-3950              Fax: 904-280-2180

[GLOBAL AXCESS CORP]


      Response. The amount of revenues from surcharges, interchange fees, transaction processing, network management fees, sales of software, and other sales are as follows:

        ATM's we own:                        2004             2003
                                             ----             ----
a.    Surcharge revenue                   $  7,285,760      $ 6,149,422
b.    Interchange revenue                 $  4,484,576      $ 2,102,295

        ATM's we manage:

c.    Management fees                     $  1,077,723      $ 1,242,170
d.    Transaction Processing & Network
        Management fee revenue            $    176,269      $   439,510

      Products we resell:
e.    Equipment sales(ATMs)               $    834,399      $   252,578
f.    Card sales(Easy Green
            ATM Debit Cards)              $      7,950      $         0
      Other revenue:
f.    Software sales                      $     18,102      $    15,244
h.    Other revenue                       $     23,171      $       546
                                          ------------      -----------
                                          $ 13,907,950      $10,201,765

      With in these years we do not show any revenue for items such as phone card services, internet services or wire transfer services.


      With respect to surcharge and interchange fees from ATM's that you manage and each of the products that you purchase and resell please explain to us in detail the facts and circumstances that support recognition of revenue based on the gross amount billed to customers as opposed to the ner amount retained. In doing so, please address each of the relevant indicators set forth in EITF 99-19. We note your response to comment 4 in our letter dated August 8, 2005. It appears that your response is inconsistent with discussions throughout your Form 10-K. For example, you state that you only record the contractual revenue due to you. However, you disclose on pages 17, 25, 26 and F-9 that you record all surcharge and interchange fees you receive as revenue for both your owned and managed ATMs. In addition, you state that surcharge and/or interchange fees passed through to merchants are not recorded as revenue or costs while your disclosure on page 26 indicates that you record as a commission all monies paid to the owners of managed ATMs. Please clarify these apparent discrepancies and revise your disclosures in future filings to clearly indicate which revenues you record on a gross basis and net basis. Please show us what your revised disclosure in future filings will look like. Please also confirm to us that interchange and surcharge fees not remitted to ATM owners are recirded in you balance sheets.


224 Ponte Vedra Park Drive, Suite #100              Ponte Vedra Beach, FL 32082
                 info@globalaxcess.biz              www.globalalaxcess.biz
                   Phone: 904-280-3950              Fax: 904-280-2180

[GLOBAL AXCESS CORP]


      Response. For ATM's we own, the Company meets all indicators under EITF 99-19 for Gross Revenue Reporting, we book the entire surcharge and interchange as revenue. Any monies due to merchants for a space lease is paid and booked as an expense in cost of sales. For ATM's we have sold, the Company meets indicators of Net Revenue Reporting, and we book only the revenue due to us per the contract. For example, if a merchant that bought the ATM receives all the surcharge and we receive all the interchange per the contract, then we only book the interchange received. The surcharge is passed though to the merchant with no recording of revenue or costs on our books. For sales of equipment we sell these basically at our cost or at a loss. For the sale of cards we have a profit of $1,450.

      In response to the question concerning the Company's apparent discrepancies or inconsistencies in the disclosures from pages 17 which states the actual detailed revenue recognition versus a more broad definition on pages 25, 26 and F-9 stating, "It is the policy of the Company to book as revenue all surcharge and interchange it receives, whether for its owned ATMs or for those it manages. In the case of managed ATMs, the Company then books as a commission all monies paid to the owners of the ATMs", the Company understands that a reader may interpret these as inconsistent. The Company will revise the first sentence to change the word "it receives" to "it receives and has earned based upon their contracts", and for the second sentence the Company will revise the wording "the Company then books as a commission all monies paid to the owners" to "the Company then books as a contracted expense a lease fee for the use of the ATM or space rent and pays this to", this should clarify the inconsistencies. In addition we will add the wording under revenue recognition sections, "The Company records only the surcharge and interchange monies due to the Company because it owns the ATMs or it manages the ATM's and records the management or processing income due under contracts the Company owns. The Company does not record surcharge or interchange monies that pass through the Company's processor to the ATM owner."

      The Company confirms that interchange and surcharge fees not remitted to ATM owners are recorded in the Company's balance sheets.


      The Company understands the following: that the Company is responsible for the accuracy of the disclosure in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank you for your comments and the Company will continue to work with the United States Securities and Exchange Commission to have adequate and accurate disclosure in their filings.

      Sincerely,


      /s/ Michael J. Dodak
      Michael J. Dodak
      Chief Executive Officer





224 Ponte Vedra Park Drive, Suite #100              Ponte Vedra Beach, FL 32082
                 info@globalaxcess.biz              www.globalalaxcess.biz
                   Phone: 904-280-3950              Fax: 904-280-2180

NATIONWIDE MONEY
SERVICES, INC.
A Global Axcess Company



April 22, 2003

Dr. Robert Mehlman


Dear Bob,

As per our discussions we have agreed to the obligation amount of $243,981 from Tallent, Inc., and Tallent, Inc. will make a payment of $25,000 by April 30, 2003 and then payments would be made monthly for $3000 for 10 years on the balance. This will satisfy all debt as agreed along with any other claim or obligations.

Please sign and return this letter of understanding as agreed.


Agreed to this ___ day of April, 2003

Dr. Robert Mehlman    /s/ Dr. Robert Mehlman

David J. Surette, CFO /s/ David J. Surette





CC: Michael Dodak, CEO